Algonquin Power & Utilities Corp. Announces Conversion Rights for Cumulative Rate Reset Preferred Shares, Series D
OAKVILLE, Ontario, February 20, 2024 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX: AQN) (NYSE: AQN) announced today that it does not intend to exercise its right to redeem all or part of the currently outstanding 4,000,000 Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”) on April 1, 2024. As a result, subject to certain conditions, the holders of the Series D Preferred Shares have the right to convert all or part of their Series D Preferred Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”) on April 1, 2024 (the “Conversion Date”).
The terms and conditions of the Series D Preferred Shares, including the right to convert, are described in the prospectus supplement of the Company dated February 25, 2014 to a short form base shelf prospectus of the Company dated February 18, 2014, pursuant to which the Series D Preferred Shares were initially issued for an aggregate of C$100,000,000 (or C$25 per Series D Preferred Share).
Holders of Series D Preferred Shares who do not exercise their right to convert their Series D Preferred Shares into Series E Preferred Shares on the Conversion Date will retain their Series D Preferred Shares.
The dividend rate applicable to the Series D Preferred Shares for the 5-year period from and including March 31, 2024 to but excluding March 31, 2029, and the dividend rate applicable to the Series E Preferred Shares for the 3-month period from and including March 31, 2024 to but excluding June 30, 2024, will be determined on March 1, 2024 and announced by the Company by way of a news release on March 4, 2024.
Beneficial owners of Series D Preferred Shares who wish to exercise their conversion right during the conversion period, which runs from March 4, 2024 to March 18, 2024 at 5:00 p.m. (EST), should communicate as soon as possible with their broker or other nominee for more information. It is recommended that this be done well in advance of the deadline in order to provide the broker or other nominee time to complete the necessary steps. Any notices received after this deadline will not be valid.
The foregoing conversion rights are subject to the following conditions:
i.    if AQN determines that there would on the Conversion Date be fewer than 1,000,000 Series E Preferred Shares outstanding, after having taken into account all Series D Preferred Shares tendered for conversion into Series E Preferred Shares, then holders of Series D Preferred Shares will not be entitled to convert their Series D Preferred Shares into Series E Preferred Shares, and
ii.    alternatively, if AQN determines that there would remain outstanding on the Conversion Date fewer than 1,000,000 Series D Preferred Shares, after having taken into account all Series D Preferred Shares tendered for conversion into Series E Preferred Shares, then all remaining Series D Preferred Shares will automatically be converted into Series E Preferred Shares without the consent of the holders of Series D Preferred Shares, on a one-for-one basis, on the Conversion Date.
In either case, AQN will give written notice to that effect to the registered holder of Series D Preferred Shares no later than March 25, 2024.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this press release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this press release include, but are not limited to, the intention to not redeem the Series D Preferred Shares. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of presenting information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022, and in AQN's Management Discussion & Analysis for the three and nine months ended September 30, 2023, each of which is available on SEDAR+ and EDGAR.
Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.